

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 23, 2018

Via E-mail
Spencer Payne
Bitfrontier Capital Holdings, Inc.
1320 Central Park Blvd, Suite 200
Fredericksburg, VA 22401

Re: **Bitfrontier Capital Holdings, Inc.**
      Amendment No. 2 to
      Offering Statement on Form 1-A
      Filed May 8, 2018
      File No. 024-10800

Dear Mr. Payne:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

Cryptocurrency Mining, page 42

1. We note your response to comment 5 and your risk factor on page 24 regarding current and future regulations applicable to Bitcoin. We also note your plans to mine and sell digital assets other than Bitcoin, as listed on page 46. To the extent you mine digital assets that may be deemed to be securities, please be aware of the registration requirements of the Federal Securities laws.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: John E. Lux, Esq,